                                               Filed by Women.com Networks, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

      Subject Company: Women.com Networks, Inc. -- Commission File No: 000-26055


                     WOMEN.COM REPORTS FIRST QUARTER RESULTS

     Company Ranks 31st Most Visited Web Site As Unique Visitors Grow by 67%
                                 From Last Year



SAN MATEO, CA AND NEW YORK, NY - APRIL 24, 2001 - Women.com Networks, Inc. (NASDAQ: WOMN), a leading Internet destination for women and, according to Media Metrix, one of the top 40 most visited sites on the Web in March 2001, today announced final results for the first quarter ended March 31, 2001.

The company reported revenues of $6.4 million compared to $8.2 million for the previous quarter, down 21 percent. Pro forma net loss for the quarter was $10.3 million or ($0.22) per diluted share, versus a pro forma net loss of $16.7 million or ($0.35) per diluted share for the fourth quarter of 2000, a decline of more than 38 percent.

Operating expenses for the quarter were $16.7 million compared to $24 million last quarter, a decrease of more than 30 percent. This reflects a full quarter of affect from the company's reduction in force that occurred December 2000.

Net loss for the first quarter ended March 31, 2001 was down 82 percent to $10.7 million or ($0.23) per diluted share as compared to $60.5 million or ($1.28) per diluted share for the fourth quarter 2000.

The company ended the first quarter of 2001 with $20.2 million in cash and cash equivalents and no debt.

Current Highlights:
In March 2001, Media Metrix ranked Women.com as the 31st most visited site on the Web and a leading women's content site, with 8.5 million unique monthly visitors.

         o Women.com continued to report gains in key audience metrics:

              o Pageviews were up 62 percent from the prior year

              o Unique visitors increased 67 percent from March 2000

              o Average duration grew by 14 percent from a year ago

              o Women.com's reach grew nearly 40 percent from last year


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              o 80 percent of first quarter 2001 advertising revenues came from traditional advertisers, up from 67 percent in the prior quarter and 38 percent in the first quarter of 2000.

              o Women.com and Clorox partnered to create a co-branded Web site called "Generations and Innovations" that blends a friend-to-friend retrospective of women's lives with tips to make life easier. Ten Clorox home care brands are supported by the joint-Web site, including Pine-Sol, Tilex, Liquid Plumber, Formula 409, Soft Scrub and SOS.

              o Women.com was chosen by New York Life to launch a co-branded
                "life events education center" online. The site is designed to help educate visitors about life insurance and address their financial needs at various life stages.

              o Women.com partnered with DestinationRx, providing women with information about healthcare and savings on pharmaceutical, beauty and personal care items. Additionally, Women.com provides advertising management services to DestinationRx.

              o Women.com continued to add traditional advertisers including
                AT&T Wireless, IBM, Liz Claiborne, Pepperidge Farm and
                Tropicana.

              o Women.com renewed and expanded relationships with existing advertisers. Renewals included Bristol Meyers, Ford, General Motors, Hyundai, Mercedes, Kraft, M&M/Mars, Nestle's and Warner Brothers. New brands from existing clients were added such as Chevrolet's Tracker, Eli Lily's Saratem/KC, Ralston Purina's Dog Chow and Johnson & Johnson's Pepcid.

WOMEN.COM AND IVILLAGE TO MERGE

In February 2001, Women.com and iVillage, operator of the iVillage network, signed a definitive agreement whereby iVillage would acquire all of the outstanding shares of Women.com. The transaction, (currently under review by the Securities and Exchange Commission), if approved by the shareholders of both companies, will create the world's largest and most comprehensive destination for women on the Web. Additional details regarding the agreement can be found in iVillage's February 5, 2001 press release.

ABOUT WOMEN.COM

Among the top 40 most visited Internet properties, Women.com (NASDAQ:WOMN), is a leading women's Internet network offering programming, community and personalized services that are relevant, interesting and immediate to women online. Uniting some of the most highly read magazine titles in the world, such as Cosmopolitan, Good Housekeeping, Redbook, and Prevention, Women.com offers expert advice, in-depth information and unique services and tools to assist visitors in every area of their lives, from health to home, parenting to career. Founded in 1992, Women.com is headquartered in San Mateo, California, with major operations in New York City and offices in other U.S. locations. The Hearst Corporation currently holds a 46 percent equity position in Women.com. Other major shareholders include The Walt Disney Company, Rodale and Torstar Corporation.

Disclosure Note:

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the company's ability to grow its user and advertiser base. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the company's limited operating history, the competitive environment in which the company competes, the early stage of the Web as an advertising and electronic commerce medium, the company's dependence on advertising and sponsorship revenues, the company's dependence on strategic relationships to drive traffic to its Web sites, consumer acceptance of the company's new products and services, the company's ability to develop and integrate new technologies and services into its existing services, and the increased use of the Web for commerce. More information about the potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the year ended December 31, 2000, which is on file with the Securities and Exchange Commission.

In connection with their proposed merger and related rights offering to stockholders of Women.com Networks, Inc., iVillage Inc. and Women.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage will be mailed to Women.com's stockholders and may be obtained without charge upon request to Women.com, attention Toni Trigiani, Director, Investor Relations, 917-628-2182.

                                     # # # #


CONTACT:

Toni Trigiani                               Benna Holden
Investor Relations                          National Media Relations
877-966-6382                                917-628-2017
investorrealtions@women.com                 bholden@women.com

                            WOMEN.COM NETWORKS, INC.
       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  Quarter Ended     Quarter Ended
                                                  March 31, 2001    March 31, 2000
                                                  --------------    --------------
Revenue                                              $  6,421          $ 14,365
Cost of revenue (1)                                       776               985
                                                     --------          --------
                                                        5,645            13,380
                                                     --------          --------
Operating expenses:
    Production, product and technology                  7,494             8,215
    Sales and marketing                                 7,046            11,288
    General and administrative                          1,754             2,609
                                                     --------          --------
      Total operating expenses                         16,294            22,112
                                                     --------          --------
Loss from operations                                  (10,649)           (8,732)
Other income, net                                         368             1,121
                                                     --------          --------
Pro forma net loss                                   $(10,281)         $ (7,611)
                                                     ========          ========
Pro forma net loss per share                         $  (0.22)         $  (0.16)
                                                     ========          ========
Shares used in per-share calculation-
    basic and diluted                                  47,248            46,128
                                                     ========          ========



Notes:
The above unaudited consolidated condensed statements of operations exclude the effect of the following (in thousands):
    -Amortization of acquired intangibles
    -Stock-based compensation expense
    -Writedown for direct ecommerce
    -Merger related expenses

(1) The cost of revenue includes payments for revenue sharing and gaming prizes.

                            WOMEN.COM NETWORKS, INC.
            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  Quarter Ended     Quarter Ended
                                                  March 31, 2001    March 31, 2000
                                                  --------------    --------------
Revenue                                               $  6,421         $ 14,365
Cost of revenue (1)                                        776              985
                                                      --------         --------
                                                         5,645           13,380
                                                      --------         --------
Operating expenses:
    Production, product and technology                   7,567            8,290
    Sales and marketing                                  7,107           11,327
    General and administrative                           2,033            2,666
    Amortization of acquired intangibles                    --            6,973
    Writedown for direct ecommerce (2)                      --              717
                                                      --------         --------
      Total operating expenses                          16,707           29,973
                                                      --------         --------

Loss from operations                                   (11,062)         (16,593)

Other income, net                                          368            1,121
                                                      --------         --------

Net loss                                              $(10,694)        $(15,472)
                                                      ========         ========

Net loss per share                                    $  (0.23)        $  (0.34)
                                                      ========         ========

Shares used in per-share calculation-
    basic and diluted                                   47,248           46,128
                                                      ========         ========


Notes:
(1) The cost of revenue includes payments for revenue sharing and gaming prizes.

(2) Includes revenues, operating expenses, and an inventory adjustment associated with the Company's direct retail program, She Gets Dressed, discontinued in February 2000.


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                            WOMEN.COM NETWORKS, INC.
                 UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        March 31,      December 31,
                                                           2001            2000
                                                        ---------      ------------
Assets
Current Assets:

    Cash and cash equivalents                            $20,179         $30,135
    Accounts receivable, net                               3,174           6,660
    Prepaid and other current assets                       3,170           3,111
                                                         -------         -------
      Total current assets                                26,523          39,906

Property and equipment, net                               11,595          12,700
Other assets                                               5,072           5,320
                                                         -------         -------
Total assets                                             $43,190         $57,926
                                                         =======         =======
Liabilities and stockholders' equity:
Current liabilities                                        6,273          10,536
Stockholders' equity                                      36,917          47,390
                                                         -------         -------
Total liabilities and stockholders equity                $43,190         $57,926
                                                         =======         =======